# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TVARDI THERAPEUTICS, INC., CIK 0001346830
CUSIP: 140755208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3 Sugar Creek Ctr Blvd, Suite 525, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-015080
Filed by CIK 0001486420

## Reporting persons
- Ronald A. DePinho: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 626,190; shared voting power 0; sole dispositive power 626,190; shared dispositive power 0; aggregate amount beneficially owned 626,190 (6.7% of the class)

## Item 1. Issuer
Name of issuer: TVARDI THERAPEUTICS, INC.
Address of issuer's principal executive offices: 3 Sugar Creek Ctr Blvd, Suite 525, Sugar Land, TX, 77478.

## Item 2. Person Filing
Name of person filing: Ronald A. DePinho
Address of principal business office or, if none, residence:
2929 Weslayan St.
Houston, TX 77027
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Person's ownership of the Issuer's securities consists of 626,190 shares of common stock directly held by the Reporting Person.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G/A sets forth the percentage of the shares of common stock of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in row 11 is based upon 9,379,332 shares of the Issuer's common stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ronald A. DePinho: /s/ Ronald A. DePinho, Ronald A. DePinho (11/14/2025)